Exhibit 21.1

Legal Name	Jurisdiction of Incorporation or Organization
BW Ultimate Parent, LLC	Delaware
BW Gas & Convenience Parent, LLC	Delaware
BW Gas & Convenience Holdings, LLC	Delaware
BW Gas & Convenience Jobber, LLC	Delaware
BW Gas & Convenience Real Estate, LLC	Delaware
BW Gas & Convenience Retail, LLC	Delaware
4R Energy, L.L.C.	Iowa
RE Energy Company, L.L.C.	Delaware